GRAIL, Inc.

1525 O’Brien Drive

Menlo Park, California

May 29, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kristin Lochhead

     Terence O’Brien

     Conlon Danberg

     Katherine Bagley

GRAIL, Inc.

Registration Statement on Form 10 (File No. 001-42045)

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, GRAIL, LLC (to be converted into a corporation named GRAIL, Inc.) hereby respectfully requests that the effective date of its Registration Statement on Form 10 (File No. 001-42045) (as amended, the “Registration Statement”) be accelerated by the Securities and Exchange Commission to 5:00 p.m., New York City time, on June 3, 2024, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Ross McAloon at (714) 755-8051 or Andrew J. Pitts at (212) 474-1620, with written confirmation sent to the address listed on the cover of the Registration Statement.

Sincerely,

GRAIL, LLC,

by	/s/ Abram Barth
Name: Abram Barth
Title: General Counsel

cc:	Robert Ragusa, GRAIL, LLC

Charles E. Dadswell, Illumina, Inc.

W. Alex Voxman, Latham & Watkins LLP

Ross McAloon, Latham & Watkins LLP

Andrew Clark, Latham & Watkins LLP

Alexa Berlin, Latham & Watkins LLP

Andrew J. Pitts, Cravath, Swaine & Moore LLP

Ting S. Chen, Cravath, Swaine & Moore LLP

Daniel J. Cerqueira, Cravath, Swaine & Moore LLP